SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 3)(1)


                              Axeda Systems Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   754440105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   754440105
            ---------


1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b)
                                                                 [x]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

       371,619

6. SHARED VOTING POWER

      2,305,900

7. SOLE DISPOSITIVE POWER

       371,619

8. SHARED DISPOSITIVE POWER

       2,305,900

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,677,519

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.84%

12. TYPE OF REPORTING PERSON*

      IN

CUSIP No.   754440105
            ---------


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Regan Partners, L.P.**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

   New Jersey, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   1,729,000

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   1,729,000

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,729,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.35%

12. TYPE OF REPORTING PERSON*

    PN

CUSIP No.   754440105
            ---------


Item 1(a).  Name of Issuer:


            Axeda Systems Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            Axeda Systems Inc.
            257 Great Valley Parkway
            Malvern, New York 19355
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


            Basil P. Regan
            Regan Partners, L.P. ("the Partnership")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            The principal address of Basil P. Regan and the Partnership is 32 East 57th Street, 20th Floor, New York, New York 10022.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            Basil P. Regan- United States
            Regan Partners, L.P.- New Jersey Limited Partnership
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            Common Stock, $.01 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            754440105
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer  registered  under  Section 15 of the Exchange
               Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An    investment    adviser    in    accordance    with    Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2.

      Basil P. Regan:

     (a) Amount beneficially owned:

          Basil P. Regan                                        2,677,519

          ----------------------------------------------------------------------

     (b) Percent of class:

          Basil P. Regan                                            9.84%

          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                                                                  371,619
                                                        -----------------------,


          (ii) Shared power to vote or to direct the vote       2,305,900
                                                          ---------------------,


          (iii) Sole power to dispose or to direct the            371,619
                disposition of                            ---------------------,



          (iv)  Shared power to dispose or to direct the        2,305,900
                disposition of                            ---------------------.



Regan Partners, L.P.:


(a) Amount beneficially owned:

          Regan Partners, L.P.                                  1,729,000
          ----------------------------------------------------------------------

     (b) Percent of class:

          Regan Partners, L.P.                                      6.35%
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote          1,729,000
                                                          ----------------------


          (ii)  Shared power to vote or to direct the vote              0
                                                          ----------------------


          (iii) Sole power to dispose or to direct the
                disposition of                                  1,729,000
                                                          ----------------------


          (iv)  Shared power to dispose or to direct the
                disposition of                                          0
                                                          ----------------------


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

               N/A

Item 8.  Identification and Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

               N/A

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                N/A


By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                      January 31, 2003
                                        ----------------------------------------
                                                        (Date)


                                                Basil P. Regan**

                                                /s/ Basil P. Regan
                                                -----------------------
                                                      (Signature)


                                                Regan Partners, L.P.**

                                                By:   /s/ Basil P. Regan
                                        ----------------------------------------
                                                       General Partner




     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

     ** The Reporting Persons disclaim beneficial ownership in the securities reported herein except to the extent of their beneficial ownership therein.

                                   AGREEMENT

     The undersigned agree that this Schedule 13G, Amendment No. 2, dated January 31, 2003 relating to the Common Stock, $.01 Par Value, of Axeda Systems Inc. shall be filed on behalf of the undersigned.

                                          Basil P. Regan**

                                          /s/ Basil P. Regan
                                          -------------------------------
                                              Basil P. Regan


                                          Regan Partners, L.P.**


                                          By: /s/ Basil P. Regan
                                          -------------------------------
                                          Basil P. Regan
                                          General Partner

   01394.0001 #381536